ECtel Issues Notice of Extraordinary Meeting of Shareholders and Proxy Statement

ROSH HA’AYIN, Israel – November 6, 2009 – ECtel Ltd. (NASDAQ: ECTX), announced today that it has issued a notice and proxy statement in connection with its extraordinary meeting of the company's shareholders to be held at 10:00 a.m (Israel time) on Friday, December 11, 2009, at the executive offices of ECtel at 10 Amal Street, Park Afek, Rosh Ha’ayin, Israel. The detailed notice and proxy statement to the shareholders is being mailed on or about November 6, 2009. A copy of such notice and proxy statement has been submitted to the United States Securities and Exchange Commission and may be viewed at www.sec.gov and on the company's website at www.ectel.com.

At the meeting the company's shareholders will be requested to vote on, among other matters, approval of the agreement and plan of merger by and among the company, cVidya Networks Inc. and a subsidiary of cVidya.

About ECtel
ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management™ (IRM®) solutions for communications service providers.  A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices and presence in the Americas, Europe and Asia. For more information, visit www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the possible slow-down in expenditures by telecom operators, adverse effects of market competition and the impact of competitive pricing and offerings, ,the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company’s annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel may elect to update these forward-looking statements at some point in the future, however the Company specifically disclaims any obligation to do so and undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contacts: Mickey Neumann Senior Vice President and CFO Tel: +972-3-9002115 Email: Mickeyne@ectel.com; ir@ectel.com	IR Contacts: Ehud Helft \ Kenny Green GK Investor Relations Tel: + 1 617 418 3096 \ + 1 646 201 9246 Email: info@gkir.com